EXHIBIT 99.2
October 15, 1997

Mr. Joseph Caruso
Chief Financial Officer
Palomar Medical Technologies, Inc.
66 Cherry Hill road
Beverly, MA 01915

Dear Mr. Caruso:

This letter shall serve as acknowledgment of GreenMan's request for an extension until November 21, 1997 of the maturity of the $1,200,000 July 1, 1997 convertible note due October 15, 1997.

If you are in agreement with the above, please sign and fax to the attention of Chuck Coppa.


Sincerely,


/s/ Robert H. Davis
Robert H. Davis
Chief Executive Officer

                                         /s/ Joseph P. Caruso
                                         agreed, Joseph P. Caruso, CFO
                                         Palomor Medial Technologies, Inc.